UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41076

SHOULDERUP TECHNOLOGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

(970) 924-0446

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A common stock and one-half of one redeemable warrant

Class A common stock, $0.0001 par value

Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective June 18, 2025, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among ShoulderUp Technology Acquisition Corp, CID HoldCo, Inc., ShoulderUp Merger Sub, Inc., SEI Merger Sub, Inc. and SEE ID, Inc., dated as of March 18, 2024, ShoulderUp Merger Sub, Inc. merged with and into ShoulderUp Technology Acquisition Corp., with ShoulderUp Technology Acquisition Corp. surviving such merger as a wholly-owned subsidiary CID HoldCo, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, ShoulderUp Technology Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ShoulderUp Technology Acquisition Corp.

By: CID HoldCo, Inc., its sole shareholder

Date: June 20, 2025	By:	/s/ Edmund Nabrotzky
	Name:	Edmund Nabrotzky
	Title:	Chief Executive Officer